1

Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater third update on impact of COVID-19 and Executive management portfolio change
Johannesburg, 23 April 2020: Further to previous communiques regarding: 1) the deferral of non-
essential growth capital expenditure at the US PGM operations in order to reduce employee numbers during the COVID-19 pandemic, 2) the suspension of our South African (SA) operations in response to the initial nation-wide lockdown announced by the President of the Republic of South Africa and 3)
approval for limited mining and processing at the SA operations, subject to the implementation of agreed protocols to address COVID-19 related health and safety risks, Sibanye-Stillwater (Tickers JSE:
SSW and NYSE: SBSW) provides stakeholders with a further update.

As per the Amended Disaster Regulations announced by the SA Government on 16 April 2020, South
African mines may now conduct operations at a reduced capacity of 50% of normal production during the period of the lockdown, thereafter increasing productive capacity as determined by the
SA Minister for Mineral Resources and Energy.

Neal Froneman, Chief Executive of Sibanye-Stillwater commented: “We fully support the measures taken thus far by the SA Government to manage the COVID-19 pandemic and welcome the pragmatic approach taken to resume partial economic activity in the industry whilst safeguarding the health of employees in line with the currently available global and local health guidelines and protocols. This phased approach will facilitate a managed and orderly return to safe production, which is necessary to maintain the extensive contribution the mining industry makes to the national and regional economies and to broader society, whilst minimising the prolonged health and economic consequences of the pandemic for all our stakeholders”.

The safety, health and wellbeing of our employees, contractors and communities is our over-riding concern and, as announced on 20 March 2020, detailed protocols and measures to manage the risks to employees and contractors of COVID-19 at our operations had already been developed and were being implemented prior to the nationwide lockdown.

The risk-based measures announced on 16 April 2020 to resume the prescribed levels of mining activity include:
1.
arranging transport for SA based employees from their homes in remote areas to their respective areas of work
2.
rigorous screening and testing programs to be implemented as employees return to work
3.
the provision of quarantine facilities for employees who may test positive for COVID-19
4.
submission of data collected during screening and testing to the relevant authority
Sibanye-Stillwater fully supports these measures, which are aligned with our existing COVID-19 mitigation protocols and plans and will be implemented accordingly as underground production at the SA gold and PGM operations resumes over the course of the next week or two.
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

As previously announced, the US PGM operations continue to operate with a reduced workforce and
Mimosa in Zimbabwe resumed operations under precautionary measures agreed with the
Government of Zimbabwe from 20 April 2020.

The future impact of COVID-19 remains uncertain and forecasting the operating outlook is complicated by uncertainty relating to the extent of the COVID-19 restrictions and the rates at which production may resume at the SA operations beyond the current lockdown period. As such we have decided to suspend previous operating guidance for 2020 until we have greater certainty. Guidance will be provided once we have more stability and certainty.

Executive management portfolio changes

Following the completion of the Lonmin (now Marikana operations) integration into the SA PGM portfolio Robert van Niekerk will move into a Group role heading up the Technical Services function.
Wayne Robinson has been appointed EVP: SA PGM operations and will continue to build off the excellent base that was established by Robert and his team.

“We have built a substantial and resilient business and the depth and quality of our management bench provides flexibility and optionality. Wayne has significant operational experience in SA hard rock mining, including gold and PGMs and will ensure ongoing delivery and continuity as head of the
SA PGM operations. Robert, with his extensive experience will provide invaluable technical support across the Group and drive best practice, technology and innovation and project functions, all of which are core to our future success and relevance”, said Froneman.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).